EXHIBIT 99.1

December 14th, 2010

Valcent signs a major agreement with a successful executive team to commercialize VertiCrop(TM) vertical farming technology

VANCOUVER, BRITISH COLUMBIA, December 14, 2010 - Valcent Products Inc. (OTC BB: VCTZF) has entered into an agreement with institute B Development Corp. founded by ex-Lululemon general manager Darrell Kopke, to commercialize Valcent’s technology worldwide. (NASDAQ: LULU)

The institute B roster includes an elite team of former Lululemon executives (their past positions in brackets): Darrell Kopke (GM and Managing Director Asia), Christopher Ng (chief supply chain officer), Manfred Vollmer (Director of Store Development), Bix Bickson (cultural development consultant), and Noel Fox (creative director of Cowie + Fox, Lululemon’s marketing agency). Each is a veteran in growing young companies into global, high-performing brands.

Darrell Kopke, institute B founder said, “We are driven to transform socially minded companies into mainstream, profitable businesses. Valcent’s vision to revolutionize the way local farming is done through more environmentally sustainable practices aligns perfectly with our own values."

The agreement also includes a funding commitment to Valcent along with provisions for the new management group to earn certain shares either under contract or by options to a maximum exposure of 20 million shares over time.

In addition, because of institute B’s involvement, certain current debt holders have agreed to convert their debt to equity at $0.15 per share with a half warrant.  This significantly reduces the current debt of Valcent and is an expression of confidence on the new management group’s previous track record in international marketing.

Valcent CEO Chris Bradford said, “This is the most significant event of the company’s history as it will have the financial strength and management expertise to drive an aggressive commercialization program starting early in the new year.”

About Valcent Products Inc.:

Named one of the 50th Best Innovations by Time Magazine and featured on CNN International. Valcent Products Inc. (OTCBB: VCTZF) specializes in vertical, eco-friendly urban growing solutions. For more information, visit: www.valcent.net.

About institute B Development Corp.:

Institute B is a development company that provides financing, leadership and operational support to companies with strong social values.
www.instituteb.com

Contact:
Media and Investor Relations
Ray Torresan, Director
Valcent Products Inc.
604-644-0980
ray@torresan.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.

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